

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2025

Jin Xu
Chief Executive Officer
Golden Heaven Group Holdings LTD.
No. 8 Banhouhaichuan Rd.
Xiqin Town, Yanping District
Nanping City, Fujian Province, China 353001

> **Re: Golden Heaven Group Holdings LTD.**
> **Registration Statement on Form F-1**
> **Filed March 7, 2025**
> **File No. 333-285647**

Dear Jin Xu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services